SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2009 and on September 30, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the three-month period

ended September 30, 2009

Fiscal year No. 120 beginning July 1, 2009

Presented comparatively

Expressed in thousands of Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.35%

Type of stock	CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206	78,206

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	19,971	21,524
Other investments, net (Note 4.b)	215,793	186,169
Accounts receivable, net (Note 4.c)	190,084	232,376
Other receivables and prepaid expenses, net (Note 4.d)	66,619	73,572
Inventory (Note 4.e)	613	715

Total Current Assets	493,080	514,356

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	13,729	5,253
Other receivables and prepaid expenses, net (Note 4.d)	128,696	152,894
Inventory (Note 4.e)	11,031	11,031
Fixed assets, net (Note 4.f)	1,570,066	1,581,723
Other investments, net (Note 4.b)	165,134	176,860
Intangible assets, net (Note 4.g)	14,865	15,514

Subtotal Non-Current Assets	1,903,521	1,943,275

Negative goodwill, net (Note 4.h)	(6,524)	(6,116)

Total Non-Current Assets	1,896,997	1,937,159

Total Assets	2,390,077	2,451,515

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	186,409	213,715
Short-term debt (Note 4.j)	180,996	235,824
Salaries and social security payable (Note 4.k)	21,088	23,857
Taxes payable (Note 4.l)	112,384	125,546
Customer advances (Note 4.m)	79,646	76,721
Other liabilities (Note 4.n)	7,682	3,718

Total Debts	588,205	679,381

Provisions (Note 4.o)	1,281	1,004

Total Current Liabilities	589,486	680,385

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	9,623	19,681
Long-term debt (Note 4.j)	699,707	692,134
Taxes payable (Note 4.l)	51,776	56,952
Customer advances (Note 4.m)	97,360	93,528
Other liabilities (Note 4.n)	22,873	14,926

Total Debts	881,339	877,221

Provisions (Note 4.o)	6,580	5,492

Total Non-Current Liabilities	887,919	882,713

Total Liabilities	1,477,405	1,563,098

Minority interest	128,355	122,559

SHAREHOLDERS’ EQUITY	784,317	765,858

Total Liabilities and Shareholders’ Equity	2,390,077	2,451,515

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 3)	09.30.08 (Notes 1 and 3)
Revenues:
Leases and services	113,749	95,128
Consumer financing	43,236	48,792

Total revenues	156,985	143,920

Costs:
Leases and services	(37,685)	(25,945)
Consumer financing	(26,988)	(38,060)
Other	—	(4)

Total costs	(64,673)	(64,009)

Gross profit (loss):
Leases and services	76,064	69,183
Consumer financing	16,248	10,732
Other	—	(4)

Total gross profit	92,312	79,911

Selling expenses	(36,059)	(62,580)
Administrative expenses	(14,858)	(14,455)
Net income (loss) from retained interest in securitized receivables	23,509	(23,749)

Subtotal	(27,408)	(100,784)

Operating income (loss)	64,904	(20,873)

Amortization of goodwill, net	(408)	(278)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	1,627	1,163
Other interest	684	373
Results from financial investments	4,555	4,304
Effect on the present value accounting	(1,690)	(362)
Foreign currency exchange gain	571	3,660
Interest income from related parties (Note 5)	29	28

Subtotal	5,776	9,166

Financial gain (loss) generated by liabilities:
Interest expense	(12,164)	(5,122)
Foreign currency exchange loss	(3,060)	(8,491)
Interest and exchange differences with related parties (Note 5)	(13,338)	(8,872)
(Loss) gain from hedge operations (Note 5 and Note 11 to the unaudited basic financial statement)	(1,558)	1,005
Other interest	(27)	(93)
Interest on taxes payable	(3,364)	(179)

Subtotal	(33,511)	(21,752)

Total financial results, net	(27,735)	(12,586)

Other income (expenses), net (Note 4.p)	(1,679)	383

Income (loss) before taxes and minority interest	35,082	(33,354)

Income tax expense	(15,541)	(419)
Minority interest	(1,082)	10,758

Net income (loss)	18,459	(23,015)

Basic net earning (loss) per share (Note 10)	0.0236	(0.0294)

Diluted net earning (loss) per share (Note 10)	0.0089	(0.0078)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 3)	09.30.08 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	48,984	266,464
Cash and cash equivalents as of the end of the period	50,215	169,765

Increase (Decrease) in cash and cash equivalents	1,231	(96,699)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	18,459	(23,015)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	9,128	11,656
Depreciation of fixed assets	28,496	21,051
Amortization of intangible assets	1,260	17
Amortization of goodwill, net	408	278
Loss on fixed assets retired	1,491	—
Provision for tax on personal assets of shareholders	116	141
Charge (Recovery) of provision for contingencies	1,053	(124)
Allowance for doubtful accounts	6,372	21,927
Provision for Directors’ fees	2,414	2,898
Allowance for impairment of investments	—	(2,441)
Net (income) loss in credit card trust	(23,509)	26,494
Loss (income) from hedge operations	1,558	(1,005)
Minority interest	1,082	(10,758)
Income tax	15,541	419
Changes in certain assets and liabilities, net of non-cash transactions and the effect of acquisitions:
Decrease in accounts receivable	22,864	2,815
Decrease (Increase) in other receivables and prepaid expenses	12,053	(25,104)
Decrease (Increase) in inventory	102	(52)
Increase in intangible assets	(611)	—
Decrease in trade accounts payable	(37,364)	(48,703)
Increase in customer advances	6,757	18,719
(Decrease) Increase in taxes payable	(24,509)	9,258
Decrease in salaries and social security payable	(2,769)	(2,394)
Increase (Decrease) in provision for contingencies	312	(122)
Increase (Decrease) in other liabilities	7,939	(7,560)
Increase in accrued interest	8,786	6,000

Net cash provided by operating activities	57,429	395

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 3)	09.30.08 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(17,015)	(57,148)
Decrease (Increase) in investments	13,489	(60,499)
Collection of receivables from related parties	6,580	—
Loans granted to third parties	(1,326)	(36)
Acquisition of undeveloped parcels of land	(486)	(892)

Net cash provided by (used in) investing activities	1,242	(118,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(49,448)	(13,556)
Cash from minority shareholders’ capital contributions to subsidiaries	4,714	13,383
(Payment of) proceeds from short-term bank loans	(52,206)	18,114
Payment of seller financing of Mendoza Plaza Shoppping S.A.	—	(9,090)
Cash paid for repurchase of Non-Convertible Notes	—	(6,743)
Proceeds from short-term and long-term debt	39,500	19,373

Net cash (used in) provided by financing activities	(57,440)	21,481

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,231	(96,699)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.4) to the unaudited basic financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	09.30.08
Supplemental cash flow information
Cash paid during the period for:
– Interest	12,298	18,764
– Income tax	2,842	5,042

Non-cash activities:
– Liquidation of interest in credit card receivables	4,580	10,241
– Increase in fixed assets through an increase in trade accounts payable	—	2,159
– Increase in goodwill through a decrease in minority interest	—	7,668

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:    PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of September 30 and June 30, 2009 and the statements of income and cash flows for the three-month periods ended September 30, 2009 and 2008 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The unaudited consolidated financial statements have been prepared in thousands of constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

Comparative information

The comparative information at June 30, 2009 and September 30, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:    CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
	09.30.09	09.30.08
Emprendimiento Recoleta S.A.	53.684	53.684	09.30.09
Tarshop S.A. (2)	93.439	93.439	09.30.09
Shopping Neuquén S.A.	98.14	98.14	09.30.09
Shopping Alto Palermo S.A. (4)	—	99.9999	—
Fibesa S.A. (5)	100	99.9999	09.30.09
Mendoza Plaza Shopping S.A. (3)	—	100	—
Conil S.A. (6)	50	50	09.30.09
Empalme S.A.I.C.F.A. y G. (3)	—	100	—
Panamerican Mall S.A.	80	80	09.30.09
Comercializadora Los Altos S.A. (1)	—	100	—

(1)	Corresponded to the 90% of the direct interest of Alto Palermo S.A. and 10% of the indirect interest through Shopping Alto Palermo S.A. As from July 1st, 2009, Shopping Alto Palermo S.A. merged into Fibesa S.A. See Note 8.n) to the unaudited basic financial statements.
(2)	See Note 8.a)
(3)	Corresponded to the 95% of the direct interest of Alto Palermo S.A. and 5% of the indirect interest through Shopping Alto Palermo S.A. As from January 1st, 2009, such companies merged into Shopping Alto Palermo S.A. See Note 8.b).
(4)	Merged into Alto Palermo S.A. as from July 1st, 2009. See Note 8.l) to the unaudited basic financial statements
(5)	On August 3, 2009, the remaining share of Fibesa S.A. was acquired from Ritelco S.A. See Note 8.m) to the unaudited basic financial statements
(6)	On October 21, 2009, the remaining 50 % in Conil S.A. was acquired. See Note 18.c) to the unaudited basic financial statements

NOTE 3:    SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 100%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at period/year-end and time deposits are carried at face value plus accrued interest at year-end.

b.2.	Non-current

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.09	06.30.09
Cash in local currency	3,089	2,677
Cash in foreign currency	413	241
Bank accounts in local currency	12,038	14,766
Bank accounts in foreign currency	4,431	3,840

Total cash and banks	19,971	21,524

b)	Other investments, net:

	09.30.09	06.30.09
Current
Retained interests in securitized receivables (CP)	182,442	136,231
Mutual funds in local currency (ii)	29,253	10,027
Trust debt titles (TDF)	10,467	16,490
Mutual funds in foreign currency (iii)	4,007	3,954
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	1,034	633
BONTE 2006 bonds (Note 7.b)	34	34
Time deposits in local currency (i)	—	14,903
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987
Allowance for impairment of investments	(11,444)	(10,198)

Total	215,793	186,169

(i)	Considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.
(ii)	As of September 30, 2009 and June 30, 2009 include Ps. 26,237 and Ps. 8,603, respectively, considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.
(iii)	As of September 30, 2009 and June 30, 2009 include Ps. 4,007 and Ps. 3,954, respectively, considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Undeveloped parcels of land:
- Beruti plot of land (i)	52,794	52,715
- Caballito plot of land (ii)	36,741	36,741
- Patio Olmos (iii)	32,949	32,949
- Torres Rosario plot of land	15,984	15,577
- Air Space Coto (iv)	13,188	13,188
- Other real estate	2,372	2,372
Retained interests in securitized receivables (CP)	9,413	22,899
Advances for purchase of shares (v)	2,282	2,254
Other investments	56	56
Allowance for impairment of investments	(645)	(1,891)

Total	165,134	176,860

Total other investments, net	380,927	363,029

(i)	See Note 8.g) to the unaudited basic financial statements.
(ii)	See Note 7.b) to the unaudited basic financial statements.
(iii)	See Note 8.e) to the unaudited basic financial statements.
(iv)	See Note 8.i) to the unaudited basic financial statements.
(v)	See Note 8.b) to the unaudited basic financial statements.

c)	Accounts receivable, net:

	09.30.09	06.30.09
Current
Consumer financing receivables (Tarshop)	93,661	141,570
Checks to be deposited	69,572	62,230
Leases and services receivable	52,418	56,382
Pass-through expenses receivable	31,376	37,689
Debtors under legal proceedings	29,720	28,388
Notes receivable	8,797	7,462
Related parties (Note 5)	6,054	9,273
Receivables with collection agents (Tarshop)	2,098	5,070
Credit card receivable	1,375	1,161
Mortgages receivable Torres de Abasto	529	519
Allowance for doubtful accounts	(105,516)	(117,368)

Total	190,084	232,376

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Consumer financing receivables (Tarshop)	13,842	6,490
Notes receivable	1,121	1,279
Leases and services receivable	520	—
Mortgages receivable Torres de Abasto	181	192
Allowance for doubtful accounts	(1,935)	(2,708)

Total	13,729	5,253

Total accounts receivable, net	203,813	237,629

d)	Other receivables and prepaid expenses, net:

	09.30.09	06.30.09
Current
Prepaid expenses	18,290	15,789
Income tax credits, net	11,213	13,265
Value Added Tax (VAT)	6,667	1,160
Guarantee deposits re. securitization programs (Note 7.a))	6,565	6,782
Loans granted	5,957	4,940
Prepaid services	3,754	1,753
MPIT	3,494	—
Related parties (Note 5)	3,197	9,981
Receivables for third party services offered in Tarshop stores	2,847	2,746
Other tax credits	1,307	1,001
Prepaid gross revenue tax	745	718
Other tax credits – Gross revenue tax	595	987
Other prepaid taxes	268	256
Guarantee deposits (i)	197	238
Receivables from shareholders of related companies	29	29
Receivables from financial operations	—	11,547
Others	1,494	2,380

Total	66,619	73,572

(i)	It includes restricted funds. (See Note 7.a) to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Value Added Tax (VAT)	62,813	64,375
Deferred income tax	53,342	64,233
Related parties (Note 5)	23,185	22,509
MPIT	10,427	20,274
Doubtful mortgages receivable	2,208	2,208
Prepaid gross revenue tax	949	936
Loans granted	490	588
Guarantee deposits	356	375
Prepaid expenses	116	133
Guarantee deposits re. securitization programs (Note 7.a))	78	999
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Deferred tax allowance	(5,859)	(5,855)
Imputed interest of non-current receivables	(19,199)	(17,509)
Others	1,998	1,836

Total	128,696	152,894

Total other receivables and prepaid expenses, net	195,315	226,466

e)	Inventory:

	09.30.09	06.30.09
Current
Resale merchandise	613	715

Total	613	715

Non-current
Units under construction (Note 8.f) to the unaudited basic financial statements)	11,023	11,023
Others	8	8

Total	11,031	11,031

Total inventory	11,644	11,746

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

f)	Fixed assets, net:

	09.30.09	06.30.09
Properties:
Shopping Centers:
Panamerican Mall (i)	513,900	506,568
Abasto	164,012	166,763
Alto Palermo	151,137	156,549
Patio Bullrich	93,951	95,866
Mendoza Plaza	83,548	84,740
Alto Avellaneda	80,765	83,905
Alto Rosario	80,198	80,844
Paseo Alcorta	73,402	74,003
Córdoba Shopping - Villa Cabrera (Note 8.d) to the unaudited basic financial statements)	65,817	66,872
Alto Noa	22,583	23,047
Buenos Aires Design	10,559	11,184
Other properties	18,758	18,913
Neuquén Project (Note 9.a))	9,488	9,488
Facilities	84,097	86,933
Suppliers advances (Note 8.c) to the unaudited basic financial statements)	29,421	27,252
Furniture, fixture and equipment	14,817	16,404
Leasehold improvements	4,322	5,044
Software	4,478	4,223
Computer equipment	3,055	3,555
Vehicles	24	25
Work in progress:
Panamerican Mall	53,379	51,283
Shopping centers improvements	8,250	7,965
Tarshop	105	297

Total fixed assets, net	1,570,066	1,581,723

(i)	As of September 30, 2009 and June 30, 2009 includes financial costs of Ps. 96,941 and Ps. 96,391, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

g)	Intangible assets, net:

	09.30.09	06.30.09
Preoperating expenses	13,763	14,390
Customer relationships (Note 8.a))	655	670
Trademarks	447	454

Total intangible assets, net	14,865	15,514

h)	Negative goodwill, net:

	09.30.09	06.30.09
- Fibesa S.A.	1,883	2,395
- Tarshop S.A.	6,743	6,897
- Emprendimiento Recoleta S.A.	(318)	(336)
- Mendoza Plaza Shopping S.A. (Note 8.b))	(5,906)	(5,988)
- Empalme S.A.I.C.F.A. y G. (Note 8.b))	(8,926)	(9,084)

Total Negative goodwill, net	(6,524)	(6,116)

i)	Trade accounts payable:

	09.30.09	06.30.09
Current
Suppliers	110,479	113,233
Accruals	59,414	74,178
Related parties (Note 5)	13,694	20,614
Shareholders of related companies	2,265	—
Others	557	5,690

Total	186,409	213,715

Non-current
Related parties (Note 5)	9,446	8,438
Suppliers	177	246
Shareholders of related companies	—	10,997

Total	9,623	19,681

Total trade accounts payable	196,032	233,396

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

j)	Short-term and long-term debt:

	09.30.09	06.30.09
Current
– Banks
Banco Nación	30,000	30,000
Overdrafts	29,547	81,807
Banco Ciudad	15,000	15,000
Standard Bank Argentina S.A. (Note 7.c))	12,268	13,958
Interest payable to credit card trust	4,602	4,867
Banco BNP Paribas	4,000	5,500
Banco Itaú Buen Ayre S.A. (Note 7.c))	3,988	3,999
Banco BST	3,333	3,733
Accrued bank interests (Note 7.c))	816	1,698
Banco CMF S.A. (Note 7.c))	750	3,000
Banco Supervielle Argentina S.A.	—	1,380
Nuevo Banco Industrial de Azul S.A.	—	2,600

Subtotal	104,304	167,542

– Financial
Non-Convertible Notes (Note 5)	39,759	39,759
Accrued interest on Non-Convertible Notes (Note 5)	17,508	5,456
Mortgage loans for the acquisition of Beruti plot of land (Note 8.g) to the unaudited basic financial statements)	16,312	15,626
Accrued interest on Convertible Notes (Note 5)	3,580	7,959
Deferred debt costs	(768)	(833)
Others	301	315

Subtotal	76,692	68,282

Total	180,996	235,824

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
– Financial
Non-Convertible Notes (Note 5)	521,481	516,191
Convertible Notes (Note 5)	181,497	179,324
Deferred debt costs	(3,377)	(3,539)
Others	106	158

Subtotal	699,707	692,134

Total	699,707	692,134

Total short-term and long-term debt	880,703	927,958

k)	Salaries and social security payable:

	09.30.09	06.30.09
Provision for annual complementary salary, vacation, bonuses and others	13,202	18,446
Social security payable	5,479	4,760
Salaries payable	470	183
Others	1,937	468

Total salaries and social security payable	21,088	23,857

l)	Taxes payable:

	09.30.09	06.30.09
Current
Tax payment facilities plan for Value Added (VAT) payable	37,428	31,437
Value Added Tax (VAT) payable, net	37,282	38,454
Tax payment facilities plan for income tax payable (ii)	11,999	21,819
MPIT	9,609	11,102
Other tax withholdings	2,757	2,754
Other taxes payable	2,574	2,942
Income tax withholdings	2,553	1,453
Income tax, net	2,181	9,672
Gross revenue tax withholdings	1,953	1,586
Provision for gross revenue tax	1,829	1,924
Tax amnesty plan for income tax payable (i)	1,409	1,358
Provision for tax on personal assets of Shareholders	365	418
Tax amnesty plan for gross revenue tax payable	315	309
Tax payment facilities plan for MPIT	130	318

Total	112,384	125,546

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Deferred income tax	27,166	34,939
Tax amnesty plan for income tax payable (i)	20,333	20,704
MPIT	1,514	8
Income tax	1,543	—
Tax amnesty plan for gross revenue tax payable	1,220	1,301

Total	51,776	56,952

Total taxes payable	164,160	182,498

(i)	In April, 2009, and due to the unfavorable ruling in the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: appeal” entered in February, 2009, the Company and certain subsidiaries decided to adhere to Law No. 26,476 and to the Payment Facilities Plan that establish a system to settle and finance tax liabilities.
(ii)	Includes Ps. 4,643 related to the presentation mentioned in (i).

m)	Customer advances:

	09.30.09	06.30.09
Current
Admission rights	47,201	45,392
Lease and pass-through expenses advances (i) (Note 17.a) to the unaudited basic financial statements)	21,156	19,878
Customer advances	8,701	8,635
Guarantee deposits	2,529	2,816
Relates parties (Note 5)	59	—

Total	79,646	76,721

Non-current
Admission rights	61,410	60,626
Lease and pass-through expenses advances (i) (Note 17 a) to the unaudited basic financial statements)	35,950	32,902

Total	97,360	93,528

Total customer advances	177,006	170,249

(i)	As of September 30, 2009 and June 30, 2009 it includes payment advances of Ps. 12,221 and Ps. 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

n)	Other liabilities:

	09.30.09	06.30.09
Current
Accrual for Directors’ fees net of advances (Note 5)	4,247	1,836
Hedge operations (Note 11 to the unaudited basic financial statements) (Note 5)	1,801	243
Contributed leasehold improvements (Note 17.b) to the unaudited basic financial statements)	470	470
Withholdings and guarantee deposits	414	421
Below market leases	4	4
Others	746	744

Total	7,682	3,718

Non-current
Debt with shareholders of related companies	12,859	4,781
Contributed leasehold improvements (Note 17.b) to the unaudited basic financial statements)	9,847	9,964
Below market leases	155	169
Directors’ guarantee deposits (Note 5)	12	12

Total	22,873	14,926

Total Other liabilities	30,555	18,644

o)	Provisions:

	09.30.09	06.30.09
Current
Provision for contingencies	1,281	1,004

Total	1,281	1,004

Non-current
Provision for contingencies	6,580	5,492

Total	6,580	5,492

Total Provisions	7,861	6,496

p)	Other income (expenses), net:

	09.30.09	09.30.08
Recovery of contingencies, net	61	3
Tax on personal assets of Shareholders (Note 5)	(116)	(141)
Charge of provision for donations (Note 5)	(137)	(46)
Net loss from sales of assets	(199)	—
Charge for doubtful recoverable expenses	—	(20)
Others	(1,288)	587

Total other income (expenses), net	(1,679)	383

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	6,580

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(10,507)	(5,949)	—	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(12,364)	(13,672)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes	—	—	(2,406)	(5,349)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes	—	—	(121,970)	(120,510)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	89	(1,046)	—	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes	—	—	(19,250)	(15,134)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes	—	—	(178,927)	(177,103)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	3,227	3,896

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current customer advances	—	—	(59)	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Leases	(1,434)	—	—	—

Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes	—	—	(1,173)	(2,609)

Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes	—	—	(59,461)	(58,749)

Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,215)	(2,900)	—	—

Other Shareholders	Shareholder	Other income (expenses), net - Tax on personal assets of shareholders	(116)	(141)	—	—

	SUBSIDIARIES AND EQUITY INVESTEES

Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) (from October 1st, 2007 and merged into Fibesa S.A. as from July 1st, 2009)	Administration fees	—	11	—	—

	OTHER RELATED PARTIES

E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	23	51

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	41

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(2,827)

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	—	(634)	—	—

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	—	(20)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivables	—	—	1,264	4,329

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(863)	(3,661)

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(614)	—	—	—

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(107)	192	—	—

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(588)	(208)

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(19,215)	(18,985)

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,801)	(243)

Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge operations	(1,558)	—	—	—

Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current account receivables	—	—	2	—

Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(11)	(6)

Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(234)	(183)

Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(546)	(319)	—	—

Metroshop S.A.	Equity investee of Tarshop S.A.	Other current receivable and prepaid expenses	—	—	2,265	2,265

Metroshop S.A.	Equity investee of Tarshop S.A.	Other non-current receivable and prepaid expenses	—	—	23,185	22,509

Metroshop S.A.	Equity investee of Tarshop S.A.	Current trade accounts payable	—	—	(9,446)	(8,438)

Loans to personnel	Employees	Other current receivable and prepaid expenses	—	—	932	1,109

Loans to personnel	Employees	Interest income	29	28	—	—

Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)

Directors	Directors	Long-term debt - Convertible Notes	—	—	(66)	(65)

Directors	Directors	Interests and exchange differences with related parties	(2)	(3)	—	—

Directors	Directors	Other current liabilities	—	—	(4,247)	(1,836)

Directors	Directors	Other non-current liabilities	—	—	(12)	(12)

Directors	Directors	Administration expenses - Directors’ fees	(2,819)	(3,185)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
Directors and management	Directors	Other current receivable and prepaid expenses	—	—	—	27

Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expenses), net- Donations	(137)	(46)	—	—

Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	5	4

Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,034	633

Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	131	5

Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)

Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	894	792

Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	10

Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	(1)

Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3

Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade account payable	—	—	(5)	(5)

Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	13	13

Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(3)	(3)

Agropecuaria Anta S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)

Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(6)	(6)

Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	5	5

Cyrsa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	305	123

Cyrsa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(200)

Rummaalá S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	182	1

Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(43)

Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:    SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.09	Total as of 09.30.08
Revenues	113,988	43,236	—	157,224	(239)	156,985	143,920
Costs	(37,685)	(27,923)	—	(65,608)	935	(64,673)	(64,009)

Total gross profit as of 09.30.09	76,303	15,313	—	91,616	696	92,312	—

Total gross profit (loss) as of 09.30.08	69,504	9,826	(4)	79,326	585	—	79,911

Expenses:
Selling expenses	(7,859)	(28,312)	(25)	(36,196)	137	(36,059)	(62,580)
Administrative expenses	(9,650)	(5,165)	(5)	(14,820)	(38)	(14,858)	(14,455)
Net income (loss) from retained interest in securitized receivables	—	23,509	—	23,509	—	23,509	(23,749)

Operating income (loss) 09.30.09	58,794	5,345	(30)	64,109	795	64,904	—

Operating income (loss) 09.30.08	53,567	(75,012)	(13)	(21,458)	585	—	(20,873)

Amortization of goodwill, net	(254)	(154)	—	(408)	—	(408)	(278)
Financial results, net	(27,024)	97	(13)	(26,940)	(795)	(27,735)	(12,586)
Other income (expenses), net	(592)	(1,093)	6	(1,679)	—	(1,679)	383

Income (loss) before taxes and minority interest 09.30.09	30,924	4,195	(37)	35,082	—	35,082	—

Income (loss) before taxes and minority interest 09.30.08	40,985	(74,337)	(2)	(33,354)	—	—	(33,354)

Income tax expense	(13,006)	(2,548)	13	(15,541)	—	(15,541)	(419)
Minority interest	(1,057)	(25)	—	(1,082)	—	(1,082)	10,758

Net income (loss) 09.30.09	16,861	1,622	(24)	18,459	—	18,459	—

Net income (loss) 09.30.08	22,635	(45,649)	(1)	(23,015)	—	—	(23,015)

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.09	Total as of 06.30.09
Depreciation and amortization 09.30.09 – 3 months	28,397	1,768	—	30,165	—	30,165	—

Depreciation and amortization 06.30.09 – 12 months	89,150	5,575	—	94,725	—	—	94,725

Acquisition of fixed assets 09.30.09 – 3 months	17,352	979	—	18,331	—	18,331	—

Acquisition of fixed assets 06.30.09 – 12 months	401,250	3,439	—	404,689	—	—	404,689

Operating assets as of 09.30.09	1,853,778	119,131	529	1,973,438	920	1,974,358	—

Operating assets as of 06.30.09	1,888,916	153,892	519	2,043,327	773	—	2,044,100

Non operating assets as of 09.30.09	162,485	218,346	—	380,831	34,888	415,719	—

Non operating assets as of 06.30.09	158,408	189,943	—	348,351	59,064	—	407,415

Total assets as of 09.30.09	2,016,263	337,477	529	2,354,269	35,808	2,390,077	—

Total assets as of 06.30.09	2,047,324	343,835	519	2,391,678	59,837	—	2,451,515

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transaction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:    RESTRICTED ASSETS

a)	Guarantee deposits re securitization programs account includes the contingency and expenses funds of financial trust as credit protection for investors that as of September 30, 2009 amounted to Ps. 5,277. They are restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of September 30, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, according to the following detail:

-	To Standard Bank Argentina S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII for Fv. Ps. 12,435.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

-	To Banco CMF S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXII for Fv. Ps. 753.

-	To Banco Itaú Buen Ayre S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for Fv. Ps. 4,000.

NOTE 8:    ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

Some of the measures implemented during fiscal year 2009 were:

(i)	Readapting the operating structures under the new business context.
(ii)	Adapting cash and financing plans for consumption at stores.
(iii)	Amendment to the credit origination policies.
(iv)	Strengthening collection management.
(v)	Analyze and implement new funding tools.

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105,000 then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop S.A.’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.59%.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

As from the increase in origination requirements and the measures seeking to control the defaulting portfolio, the receivable portfolio including securitized coupons as of September 30, 2009, decreased by 34% as compared to the portfolio as of September 30, 2008 and the percentage of receivables past due from 90 to 180 days shows an improvement as from December 2008.

During the first quarter of fiscal year 2010, Tarshop S.A.’s results have started to show some gains due to the measures taken and better capitalization combined with a relative stabilization of local financial markets, a drop in uncollectibility charges and a decrease in operating expenses, thus confirming the previous diagnosis and the fairness of measures that have been implemented.

b)	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company (see Note 8.l) to the unaudited basic financial statements).

NOTE 9:    SIGNIFICANT EVENTS

a)	Neuquen Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account (Note 4.o).

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which were required for the new road project to adapt to the general project. The new road project and the amendments to the general project had to be submitted within a term of 90 running days as from executing the agreement. On October 19, 2009 such presentations were completed. After having submitted it, the 30-day term started to run, when the Municipality should issue its opinion. The term established to start the works is 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119,131.10 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

b)	Tarshop credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop, transfers a portion of its customer credit card receivable balances to trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop S.A. agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 124,099 during the period ended September 30, 2009 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, T.D.F. coupon zero were issued for Ps.13,500, T.D.F. Series “A” for Ps. 45,939, T.D.F. Series “B” for Ps. 42,215 and C.P. Series “C” for Ps. 22,445.

Tarshop acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, except for the T.D.F. Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX, L and T.D.F Series “C” of the Series XLVII, part of which Tarshop S.A. has maintained in its portfolio. Cash reserves for losses in the amount of Ps. 5,277 have been made as credit protection for investors.

NOTE 10:    EARNINGS (LOSS) PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	09.30.09	09.30.08
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,575,309	2,210,709

Below is a reconciliation between net income (loss) for the periods and the net income (loss) used as basis for calculation of the basic and diluted earnings (loss) per share.

	09.30.09	09.30.08
Net income (loss) for calculation of basic earnings (loss) per share	18,459	(23,015)
Interest—Convertible Notes	4,567	3,656
Foreign currency exchange loss on Convertible notes	2,194	5,195
Income tax	(2,366)	(3,098)

Net income (loss) for calculation of diluted earnings per share	22,854	(17,262)

Basic net earnings (loss) per share	0.0236	(0.0294)
Diluted net earnings (loss) per share	0.0089	(0.0078)

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	8,678	7,648
Other investments, net (Schedules D and I)	6,900	21,800
Accounts receivable, net (Note 3.b and Schedule I)	142,930	106,297
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	60,329	60,948
Inventory (Note 3.d)	380	285

Total Current Assets	219,217	196,978

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	1,082	926
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	3,266	15,385
Inventory (Note 3.d)	11,023	11,023
Equity investments, net (Schedule C)	698,102	919,327
Other investments, net (Schedule D)	155,971	155,457
Fixed assets, net (Schedule A)	896,392	596,306
Intangible assets, net (Schedule B)	16	23

Subtotal Non-Current Assets	1,765,852	1,698,447

Goodwill (Note 3.e)	(14,831)	—

Total Non-Current Assets	1,751,021	1,698,447

Total Assets	1,970,238	1,895,425

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	46,599	45,592
Short-term debt (Note 3.g and Schedule I)	151,405	196,175
Salaries and social security payable (Note 3.h and Schedule I)	10,729	12,749
Taxes payable (Note 3.i and Schedule I)	66,227	51,435
Customer advances (Note 3.j and Schedule I)	64,305	41,165
Other liabilities (Note 3.k and Schedule I)	7,566	2,278

Total Current liabilities	346,831	349,394

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	120	—
Long-term debt (Note 3.g and Schedule I)	699,601	691,976
Taxes payable (Note 3.i and Schedule I)	41,146	35,503
Customer advances (Note 3.j and Schedule I)	65,030	34,455
Other liabilities (Note 3.k and Schedule I)	27,319	15,575

Total debts	833,216	777,509

Provisions (Note 3.l and Schedules E and I)	5,874	2,664

Total Non-Current Liabilities	839,090	780,173

Total Liabilities	1,185,921	1,129,567

SHAREHOLDERS’ EQUITY (per related statement)	784,317	765,858

Total Liabilities and Shareholders’ Equity	1,970,238	1,895,425

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 2)	09.30.08 (Notes 1 and 2)
Revenues:
Leases and services	91,589	56,727

Total revenues	91,589	56,727

Costs:
Leases and services (Schedule H)	(27,524)	(14,788)
Others (Schedule F)	—	(4)

Total costs	(27,524)	(14,792)

Gross result:
Leases and services	64,065	41,939
Others	—	(4)

Total gross result	64,065	41,935

Selling expenses (Schedule H)	(3,812)	(2,312)
Administrative expenses (Schedule H)	(8,273)	(7,895)

Subtotal expenses	(12,085)	(10,207)

Operating income	51,980	31,728

Net income (loss) on equity investees (Note 6)	3,179	(31,702)

Amortization of goodwill	241	—

Financial gain generated by assets:
Interest income from related parties (Note 5)	704	606
Interest income from past-due receivables	1,721	696
Other interest	650	235
Mortgage loans interest Torres de Abasto	15	20
Results from financial investments	4,103	2,579
Foreign currency exchange gain	299	1,554

Subtotal	7,492	5,690

Financial gain (loss) generated by liabilities:
Interest and foreign currency exchange loss with related parties (Note 5)	(13,874)	(8,871)
Interest expense	(12,163)	(4,908)
Gain (loss) from hedge operations (Notes 5 and 11)	(1,558)	1,005
Foreign currency exchange loss	(3,113)	(8,334)
Interest on taxes payable	(3,108)	(64)
Other interest	(4)	(28)

Subtotal	(33,820)	(21,200)

Financial results, net	(26,328)	(15,510)

Other income (expenses), net (Note 3.m)	(275)	(137)

Income (loss) before taxes	28,797	(15,621)

Income tax expense (Note 12)	(10,338)	(7,394)

Net income (loss) for the period	18,459	(23,015)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Appraisal revaluation (Note 2.20)	Reserve for new developments	Reserve to free availability	Legal reserve (Note 13)	Retained earnings	Total as of 09.30.09	Total as of 09.30.08
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in- capital	Total
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(22,060)	765,858	848,156
Net income (loss) for the period	—	—	—	—	—	—	—	—	18,459	18,459	(23,015)

Balances as of 09.30.09	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(3,601)	784,317	—

Balances as of 09.30.08	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	56,955	—	825,141

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 2)	09.30.08 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	15,353	171,036
Cash and cash equivalents as of the end of the period	14,718	85,843

Decrease in cash and cash equivalents	(635)	(85,193)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	18,459	(23,015)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
• Financial results	7,442	11,287
• Depreciation of fixed assets	20,098	11,233
• Amortization of intangible assets	7	12
• Charge (Recovery) of provision for contingencies	1,115	(215)
• Amortization of goodwill	(241)	—
• Loss on fixed assets retired	221	—
• Provision for Directors’ fees	2,414	2,132
• Provision for tax on personal assets of shareholders	116	141
• (Income) loss on equity investees	(3,179)	31,702
• Loss (income) from hedge operations	1,558	(1,005)
• Allowance for doubtful accounts	810	400
• Income tax	10,338	7,394
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
• Increase in accounts receivable	(3,190)	(8,648)
• Decrease in other receivables and prepaid expenses	16,791	9,011
• Decrease (Increase) in inventory	159	(28)
• Decrease in trade accounts payable	(2,575)	(11,625)
• Increase in customer advances	6,275	6,671
• Decrease in salaries and social security payable	(4,208)	(4,768)
• Decrease in taxes payable	(34,615)	(3,837)
• Decrease in other liabilities	(576)	(5,925)
• Decrease in provisions	(30)	(122)
• Increase in accrued interest	8,747	2,275

Net cash provided by operating activities	45,936	23,070

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09 (Notes 1 and 2)	09.30.08 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in investments	15,193	1,803
• Acquisition of undeveloped parcels of land and other real estate	(486)	(892)
• Acquisition of fixed assets	(1,421)	(10,424)
• Irrevocable contributions in related parties	(18,855)	(53,734)
• Common stock and additional paid-in-capital contributions (Tarshop S.A.)	—	(56,000)
• Collection of receivables from related parties	6,580	3,600
• Loans granted to third parties	(250)	—
• Increase in cash from merger	3,592	—
• Dividends collected	—	5,103

Net cash provided by (used in) investing activities	4,353	(110,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Cash paid for repurchase of Non-Convertible Notes	—	(6,743)
• Payment of seller financing of Mendoza Plaza Shopping S.A.	—	(9,090)
• Payment of loans granted by related parties	(1,027)	—
• Proceeds from related parties loans	2,500	—
• Proceeds from short-term bank debts	39,500	—
• Payment of loans	(39,500)	—
• (Payment of) proceeds from short-term bank loans	(52,397)	18,114

Net cash (used in) provided by financing activities	(50,924)	2,281

NET DECREASE IN CASH AND CASH EQUIVALENTS	(635)	(85,193)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.4.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	09.30.08
Supplemental cash flow information Cash paid during the period for:
– Interest	11,948	7,376
– Income tax	482	1,628

Non-cash activities:
– Offsetting of related parties accounts payable and receivable	—	72
– Increase in equity investments through an increase in liabilities due to related parties	—	4,000
– Decrease in equity investments through an increase in other receivables and prepaid expenses (dividends receivable)	6,782	—
– Increase in taxes payable through an increase in equity investments	8,141	—
– Decrease in equity investments through an increase in fixed assets	27,919	—
– Increase in other liabilities through an increase in equity investments	106	—
– Increase in goodwill through an increase in equity investments	12,563	—

Merger of subsidiary
– Other investments	(1,958)	—
– Accounts receivable	(34,409)	—
– Inventory	(254)	—
– Other receivables and prepaid expenses	(2,230)	—
– Equity investments	(915)	—
– Fixed assets	(291,065)	—
– Goodwill	2,509	—
– Trade accounts payable	3,702	—
– Customer advances	47,440	—
– Salaries and social security payable	2,188	—
– Taxes payable	33,347	—
– Other liabilities	11,515	—
– Provisions	2,125	—

– Net asset value incorporated by merger not affecting cash	(228,005)	—

– Increase in cash from the merger	(3,592)	—

– Net asset value incorporated by merger	(231,597)	—

– Equity method prior to merger	231,597	—

– Value incorporated by merger	—	—

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:    PREPARATION OF THE UNAUDITED FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of Argentine pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2009 and 2008 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2009 and 2008 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

Comparative information

The comparative information at June 30, 2009 and September 30, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

As mentioned in note 8.l), the merger between the Company and Shopping Alto Palermo S.A. has become effective for accounting purposes on July 1st, 2009. Due to the abovementioned, the balance sheet amounts as of September 30, 2009, are disclosed in a merged manner. Likewise, the statement of income includes income and expenses merged as from July 1st, 2009.

NOTE 2:    MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1. The sale has been consummated.

2. Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3. The Company’s receivable is not subject to future subordination.

4. The Company has transferred the property to the buyer.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

4.	Cash and banks

Cash on hand was computed at nominal value.

For the purposes of disclosing the Unaudited Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. As from the quarter ended December 31, 2008, the Company has adopted more conservative criteria, adapting to the rules of the international enforcement agency.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value at period/year – end.

Time deposits have been valued at its face value plus accrued interest at year – end.

Government bonds and mortgage bonds have been valued at quotation value at year – end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties are adjusted to reflect their current value. Therefore, the Company identifies assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements), the value of acquired trademarks and the intangible value of customer relationships. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company uses the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plots of land and buildings acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

Likewise, as regards the negative goodwill generated, the portion related to the expected expenses and future losses from the acquired companies is recognized in the statement of income for the same periods on which such expenses or losses are incurred and allocated. The portion not related to expected expenses or future losses from the acquired companies has the following treatment: (i) the amount not exceeding the investor company’s interest in the current values of identifiable non-monetary assets of the acquired companies is recognized in income (loss) on a systematic basis over a period equal to weighted-average remaining useful life of the acquired companies’ identifiable assets subject to depreciation; (ii) the amount exceeding the current values of the acquired companies identifiable non-monetary assets is recognized in income (loss) at the time of purchase.

If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

5.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at period/year – end.

See the breakdown of investments in underveloped parcels of land in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.f)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds) and is disclosed in “Inventory”.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3,953, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year – end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

These expenses were amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at period/year—end.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Fibesa S.A. and Emprendimiento Recoleta S.A. is amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G. is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shopping S.A. is amortized over a nineteen-year term.

Goodwill related to the subsidiary Tarshop S.A. has been determined due to an increase in the equity interest that took place during the fiscal year ended June 30, 2009. Such goodwill is amortized by the straight – line method over a 12 years term (See Note 8.a) to the unaudited consolidated financial statements).

Goodwill generated by acquiring interests in companies have been disclosed in the equity investments account (Schedule C), except for goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the goodwill account (Note 3.e)), due to the merge of the company with Shopping Alto Palermo S.A. (see Note 8.l)), company which had been merged with such companies as from January 1st, 2009.

Amortization is shown in “Income (loss) on equity investees” in the Unaudited Statements of Income (Note 6), while the amortization of the goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in “Amortization of goodwill” in the Unaudited Statements of Income.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period/year – end .

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are disclosed at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Arm’s length transactions not containing interests are disclosed at current value at period/year – end.

14.	Other receivables and liabilities

•	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at period/year – end, when applicable.

•	As established by the professional accounting principles, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period/year ended September 30, 2009 and June 30, 2009, respectively, are detailed in Schedule E.

17.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

18.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period/year – end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

19.	Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 11.

Assets and/or liabilities originated from hedge operations are related to forward and sale contracts of foreign currency and have been valued at net realizable value and/or at estimated settlement cost. See Note 3.k).

Differences arising during the period from applying the detailed measurement criterion have been recognized in financial gain (loss) generated by liabilities.

20.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.09	06.30.09
Cash in local currency	244	196
Cash in foreign currency (Schedule G)	53	51
Bank accounts in local currency	5,706	5,323
Bank accounts in foreign currency (Schedule G)	2,675	2,078

Total cash and banks	8,678	7,648

b)	Accounts receivable, net:

	09.30.09	06.30.09
Current
Checks to be deposited	49,664	24,985
Leases and services receivable (Schedule G)	41,097	30,429
Related parties (Note 5)	27,693	34,683
Pass-through expenses receivable	27,626	19,654
Debtors under legal proceedings	26,695	18,915
Notes receivable (Schedule G)	5,014	1,491
Credit card receivable	1,363	1,159
Mortgages receivable Torres de Abasto	529	518
Allowance for doubtful accounts (Schedule E)	(36,751)	(25,537)

Total	142,930	106,297

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Notes receivable (Schedule G)	736	734
Mortgages receivable Torres de Abasto	181	192
Leases and services receivable	165	—

Total	1,082	926

Total accounts receivable, net	144,012	107,223

c)	Other receivables and prepaid expenses, net:

	09.30.09	06.30.09
Current
Related parties (Note 5)	24,694	33,701
Prepaid expenses (Schedule G)	11,959	8,873
Income tax credits, net	8,657	11,614
Dividends receivable (Note 5)	6,782	—
Loans granted (Note 8.b) and Schedule G)	5,372	4,455
Prepaid services	985	747
Other tax credits	739	474
Prepaid gross revenue tax	607	369
Other prepaid taxes	261	191
Guarantee deposits (i)	116	90
Other tax credits – Gross revenue tax	50	308
Value Added Tax (VAT)	—	22
Others	107	104

Total	60,329	60,948

Non-current
Doubtful mortgage receivables	2,208	2,208
Prepaid gross revenue tax	641	423
MPIT	519	8,446
Prepaid expenses	109	—
Related parties (Note 5)	—	4,680
Allowance for doubtful mortgage receivables (Schedule E)	(2,208)	(2,208)
Others	1,997	1,836

Total	3,266	15,385

Total other receivables and prepaid expenses, net	63,595	76,333

(i)	Includes deposits which are restricted (see Note 7.a)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

d)	Inventory:

	09.30.09	06.30.09
Current
Resale merchandise	380	285

Total	380	285

Non-current
Units under construction (Note 8.f))	11,023	11,023

Total	11,023	11,023

Total Inventory	11,403	11,308

e)	Goodwill:

	09.30.09	06.30.09
Empalme S.A.I.C.F.A. y G.	(8,926)	—
Mendoza Plaza Shopping S.A.	(5,905)	—

Total goodwill	(14,831)	—

f)	Trade accounts payable:

	09.30.09	06.30.09
Current
Related parties (Note 5)	10,625	20,639
Accruals	22,207	15,024
Suppliers (Schedule G)	13,182	9,298
Others	585	631

Total	46,599	45,592

Non-current
Suppliers	120	—

Total	120	—

Total trade accounts payable	46,719	45,592

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

g)	Short-term and long-term debt:

		09.30.09	06.30.09
Current
–	Banks
	Overdrafts	29,356	81,753
	Banco Nación (i)	30,000	30,000
	Banco Ciudad (ii)	15,000	15,000
	Accrued bank interests	567	1,364

Subtotal		74,923	128,117

–	Financial
	Non-Convertible Notes (Note 5)(iv)	39,759	39,759
	Accrued interest on Non-Convertible Notes (Note 5 and Schedule G) (iv)	17,508	5,456
	Mortgage loans for the acquisition of Beruti plot of land (v) (Schedule G)	16,312	15,626
	Accrued interest on Convertible Notes (Note 5 and Schedule G) (iii)	3,580	7,959
	Deferred debt costs	(768)	(833)
	Others	91	91

Subtotal		76,482	68,058

Total		151,405	196,175

Non-current
–	Financial
	Non-Convertible Notes (Note 5 and Schedule G) (iv)	521,481	516,191
	Convertible Notes (iii) (Note 5 and Schedule G)	181,497	179,324
	Deferred debt costs	(3,377)	(3,539)

Total		699,601	691,976

Total short-term and long-term debt		851,006	888,151

(i)	Related to a loan borrowed from Banco de la Nación Argentina, for a 180-day term, due on March 8, 2010. Such loan accrues interest at nominal Baibor for 30 days p.a., effective at the starting date of each interest service period, plus a margin of 500 basic points.
(ii)	Related to two loans borrowed from Banco de la Ciudad de Buenos Aires, for a 180-day term. The first one for Ps. 5,500 due on November 10, 2009, accruing interest at Badlar for the last 20 working days preceding each starting date of each accrual period, plus a margin of 400 basic points, and the second one for Ps. 9,500 due on January 25, 2010, accruing interest at Badlar for the last 20 working days preceding each starting date of each accrual period, plus a margin of 300 basic points.
(iii)	See Note 9.a).
(iv)	See Note 9.b).
(v)	See Note 8.g).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

g)	Salaries and social security payable:

	09.30.09	06.30.09
Provision for annual complementary salary, vacation and bonuses	5,577	10,434
Social security payable	3,674	2,032
Others (i)	1,478	283

Total salaries and social security payable	10,729	12,749

(i)	As of September 30, 2009 includes the debt related to the compensation plan for the executive management (Note 14).

h)	Taxes payable:

	09.30.09	06.30.09
Current
Tax payment facilities plan for Value Added Tax (VAT) payable	35,470	20,946
Tax payment facilities plan for income tax payable (ii)	11,719	12,016
MPIT	8,446	8,446
Value Added Tax (VAT) payable, net	4,181	5,597
Income tax withholdings	1,963	828
Gross revenue tax withholdings	1,703	1,200
Tax amnesty plan for income tax payable (i)	1,357	934
Provision for gross revenue tax	597	650
Provision for tax on personal assets of Shareholders	365	418
Tax amnesty plan for gross revenue tax payable	315	309
Other taxes payable	111	90
Other tax withholdings	—	1

Total	66,227	51,435

Non-current
Deferred income tax (Note 12)	20,333	19,963
Tax amnesty plan for income tax payable (i)	19,592	14,239
Tax amnesty plan for gross revenue tax payable	1,221	1,301

Total	41,146	35,503

Total taxes payable	107,373	86,938

(i)	See Note 4.l) (i) to the unaudited consolidated financial statements.
(ii)	Includes Ps 4,039 related to the presentation mentioned in Note 4.l) (i) to the unaudited consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

j)	Customer advances:

	09.30.09	06.30.09
Current
Admission rights	37,976	24,604
Lease and pass–through expenses advances (i)	16,125	9,018
Customer advances (Schedule G)	8,066	5,722
Guarantee deposits (Schedule G)	2,079	1,821
Related parties (Note 5)	59	—

Total	64,305	41,165

	09.30.09	06.30.09
Non-current
Admission rights	40,936	28,172
Lease and pass–through expenses advances (i)	24,094	6,283

Total	65,030	34,455

Total customer advances	129,335	75,620

(i)	The balance of lease and pass – through expenses advances includes Ps. 300 and Ps. 3,085 current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.
These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of September 30, 2009 the six-month LIBOR was 0.632%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.
Also, it includes amounts payable to NAI INTERNACIONAL II, INC, according to the Financing and occupation agreement subscribed by Empalme S.A.I.C.F.A. y G. See Note 17.a).

k)	Other liabilities:

	09.30.09	06.30.09
Current
Accrual for Directors’ fees, net of advances (Note 5)	4,031	240
Hedge operations (Notes 5 and 11)	1,801	243
Contributed leasehold improvements (i)	470	157
Withholdings and guarantee deposits	364	373
Related parties (Note 5)	261	683
Others	639	582

Total	7,566	2,278

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.09	06.30.09
Non-current
Related parties (Note 5)	17,356	15,341
Contributed leasehold improvements (i)	9,847	222
Others	104	—
Directors’ guarantee deposits (Note 5)	12	12

Total	27,319	15,575

Total Other liabilities	34,885	17,853

(i)	It represents the leasehold improvements related to the construction of facilities made by a tenant in the parking lots of the Paseo Alcorta Shopping Center. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are accrued over the term of the lease. Such accrued revenues were not significant. Also, it includes improvements made by third parties in the Shopping Mendoza Plaza previous to the merger. See Note 17.b).

l)	Provisions:

	09.30.09	06.30.09
Non-current
Provision for contingencies (i) (Schedule E)	5,874	2,664

Total provisions	5,874	2,664

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and the corresponding fees relating to these contingencies.

m)	Other income (expenses), net:

	09.30.09	09.30.08
Tax on personal assets of Shareholders (Note 5)	(116)	(141)
Charge of provision for donations (Note 5)	(20)	(46)
Recovery of contingencies, net	—	1
Charge for doubtful recoverable expenses	—	(19)
Others	(139)	68

Total other income (expenses), net	(275)	(137)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    COMMON STOCK

As of September 30, 2009, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of convertible notes. See Note 9. a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(8,156)	(10,247)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	6,580

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt - Convertible Notes	—	—	(2,406)	(5,349)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Convertible Notes	—	—	(121,970)	(120,510)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(10,501)	(5,949)	—	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	89	(1,046)	—	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt – Non-Convertible Notes	—	—	(19,250)	(15,134)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Non-Convertible Notes	—	—	(178,927)	(177,103)

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	3,219	3,860

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current customers advances	—	—	(59)	—

IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Leases	(1,261)	—	—	—

Parque Arauco S.A.	Shareholder	Short-term debt - Convertible Notes	—	—	(1,173)	(2,609)

Parque Arauco S.A.	Shareholder	Long-term debt - Convertible Notes	—	—	(59,461)	(58,749)

Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,215)	(2,900)	—	—

Other shareholders	Shareholders	Other expenses, net- Tax on personal assets of shareholders	(116)	(141)	—	—

	SUBSIDIARIES AND EQUITY INVESTEES

Tarshop S.A.	Subsidiary	Leases and services	172	206	—	—

Tarshop S.A.	Subsidiary	Interest income	682	585	—	—

Tarshop S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	23,717	23,035

Tarshop S.A.	Subsidiary	Shared services – Salaries and bonuses	60	40	—	—

Tarshop S.A.	Subsidiary	Current accounts receivable	—	—	3,747	3,201

Tarshop S.A.	Subsidiary	Current trade accounts payable	—	—	—	(81)

Emprendimiento Recoleta S.A.	Subsidiary	Current trade accounts payable	—	—	(743)	(320)

Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	36	36	—	—

Emprendimiento Recoleta S.A.	Subsidiary	Current accounts receivable	—	—	906	1,825

Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	130	—

Emprendimiento Recoleta S.A.	Subsidiary	Other current liabilities	—	—	(60)	(678)

Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	(542)	—	—	—

Fibesa S.A.	Subsidiary	Administration fees – Leases and services	41	30	—	—

Fibesa S.A.	Subsidiary	Current accounts receivable	—	—	2,636	251

Fibesa S.A.	Subsidiary	Current trade accounts payable	—	—	—	(5)

Fibesa S.A.	Subsidiary	Other current liabilities	—	—	(98)	—

Fibesa S.A.	Subsidiary	Other current receivables	—	—	46	5

Fibesa S.A.	Subsidiary	Other current receivables – Dividends receivable	—	—	6,782	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
Fibesa S.A.	Subsidiary	Other non-current liabilities	—	—	(17,356)	(5,897)

Panamerican Mall S.A.	Subsidiary	Current accounts receivable	—	—	14,748	10,345

Panamerican Mall S.A.	Subsidiary	Current trade accounts payable	—	—	(624)	(282)

Panamerican Mall S.A.	Subsidiary	Other current liabilities	—	—	(103)	(5)

Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	11	—

Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Other current receivables	—	—	—	37

Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Current accounts receivable	—	—	—	1,673

Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Administration fees – Leases and services	—	11	—	—

Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Other non-current liabilities	—	—	—	(9,444)

Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Other current receivables	—	—	—	3,253

Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Current trade accounts payable	—	—	—	(3,495)

Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Other non-current receivables	—	—	—	4,680

Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Current accounts receivable	—	—	—	8,184

Shopping Neuquén S.A.	Subsidiary	Current accounts receivable	—	—	—	28

Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Interest income	—	3	—	—

	OTHER RELATED PARTIES

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1,264	4,326

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(658)	(3,496)

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(614)	—	—	—

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(107)	192	—	—

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(588)	(208)

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(19,215)	(18,985)

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge Operations	(1,558)	—	—	—

Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities – Hedge operations	—	—	(1,801)	(243)

Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	—

Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)

E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(2,347)

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	—	(591)	—	—

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	41

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	(19)	—	—

Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	2	—

Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(11)	(6)

Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(211)	(138)

Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Services fees	(99)	(221)	—	—

Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2009	09.30.2008	09.30.2009	06.30.2009
Directors	Directors	Long-term debt - Convertible Notes	—	—	(66)	(65)

Directors	Directors	Other non-current liabilities	—	—	(12)	(12)

Directors	Directors	Interest and exchange differences with related parties	(2)	(3)	—	—

Directors	Directors	Administration fees - Directors’ fees	(2,809)	(2,250)	—	—

Directors and management	Directors	Other current liabilities – Fees payable	—	—	(4,031)	(240)

Directors and management	Directors	Other current receivables	—	—	—	18

Loans to the personnel	Personnel	Other current receivables	—	—	790	773

Loans to the personnel	Personnel	Interest income	22	18	—	—

Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expense), net - Donations	(20)	(46)	—	—

Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1

Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)

Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	894	792

Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)

Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	13	13

Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(3)	(3)

Agropecuaria Antas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)

Futuros y Opciones S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(6)	(6)

Futuros y Opciones S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	5	5

Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	127	1

Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current Investments	—	—	537	—

Rummaalá S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1

Cyrsa S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	124	123

Cyrsa S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(200)

Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	10

Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:    NET INCOME (LOSS) ON EQUITY INVESTEES

The breakdown of the net income (loss) on equity investees is the following:

	09.30.09	09.30.08
Income (loss) on equity investees	4,602	(31,100)
Amortization of goodwill and higher values	(1,423)	(602)

Total	3,179	(31,702)

NOTE 7:    RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of September 30, 2009, in other current receivables and prepaid expenses, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 53 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

ii)	Ps. 19 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

iii)	Ps. 26 concerning the case “Derviche, Hernán Andrés with Shopping Alto Palermo S.A.”.

iv)	Ps. 18 concerning the case “Rivas Franco Emilio with Mendoza Plaza Shopping S.A. about damages”.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2009 amounts to Ps. 36,741 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Schedule D).

c)	As of September 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for USD 4.5 million. (See note 8.g)).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

e)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

f)	As regards the barter commitment described in Note 8.i) the delivery and title deed of Air space Coto is compromised.

g)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. See note 17.a).

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Increase in equity interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1 million was returned to APSA on October 2, 2008.

As from January 1st, 2009, Mendoza Plaza Shopping S.A. merged into Shopping Alto Palermo S.A. See Note 8.b) to the unaudited consolidated financial statements, latter, as from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company. (See Note 8.l)).

b)	Exercise of option

During August 2007, the Company exercised an option for the subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

Should the previously mentioned conditions occur, the Company shall make a total investment of USD 24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these unaudited financial statements the Company granted loans for the amount of USD 1,1 million wich are disclosed in Other receivables and prepaid expenses, net- Loans granted (Note 3.c)).

This option has been accounted for in other Non-Current Investment—Advances for purchase of shares (Schedule D).

c)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

d)	Acquisition of Córdoba Shopping

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid USD 2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme’s shares. With such installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1st, 2009, Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A. See Note 8.b) to the unaudited consolidated financial statements, latter, as from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company. (See Note 8.l)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

e)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Cordoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 211 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by the Company to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of September 30, 2009, the Company has recorded this transaction as non-current investments. (Schedule D).

On January 24, 2008 the Company received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

f)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory—units under construction (Note 3.d).

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot 2 G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations. Such transaction is disclosed in inventory—units under construction (Note 3.d)).

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22 % of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22 % of the own covered square meters of parking spaces in the same building.

g)	Acquisition of plot of land

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million out of which, as of the closing date of these unaudited financial statements USD 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of USD 4.5 million, which will due on February 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. (Note 7.c)). Such plot of land is disclosed in the account non-current investments- Undeveloped parcels of land (See Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

h)	Acquisition of Anchorena building

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

The total amount paid for the acquired functional units above mentioned was USD 3.3 million.

i)	Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storage units equivalent to 25% all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of USD 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the execution of the barter deed.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total USD 5.9 million.

j)	Letter of Intent plot of land Paraná

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at USD 0.5 million, out of which by early July, the amount of USD 0.05 was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

k)	Agreement to offer the acquisition of shares

On September 10, 2009, the Company and Ritelco S.A. executed an agreement by which it offered to acquired Ritelco S.A. one registered non-endorsable share of common stock, with a face value of 1 and entitled to one vote of Shopping Alto Palermo S.A.

l)	Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

The previous merger agreement executed between the Company and Shopping Alto Palermo S.A., dated September 25, 2009, resolved the merger of Shopping Alto Palermo S.A. into the Company.

According to the previous merger agreement and under the agreement executed with Ritelco S.A. mentioned in point (c) of this note, the Company holds a direct interest in 100% of the capital stock of Shopping Alto Palermo S.A. whereupon the merger did not generate any capital increase whatsoever.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

m)	Purchase of Fibesa’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. (APSA) sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection (l) of this note, Alto Palermo S.A. is the owner of 100% of the company’s shares.

n)	Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Extraordinary and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger with Comercializadora Los Altos S.A.

Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated. The exchange value of the shares of Comercializadora Los Altos S.A. was established at 1,685,732 shares of Comercializadora Los Altos S.A. per 1,685,732 shares of Fibesa S.A.

o)	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 96% by the period-end. Additionally, the progress porcentage of the office building stood at 81%.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 m2, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

It is the shopping mall with the largest amount of square meters of the Autonomous City of Buenos Aires.

As of September 30, 2009, the interest of the company in Panamerican Mall S.A. stands at 80%.

Total income from leases for the period ended September 30, 2009, stands at Ps. 14,764.

As of September 30, 2009, the occupation rate was 100%

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

NOTE 9:    ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2009 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Fv. Ps. 0.1 face value each, as disclosed in Note 4.

As of September 30, 2009, Convertible Notes amounted to USD 47.2 million.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2009 total Series I and Series II Notes repurchased by the Company amount to USD 5.0 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2009 IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 46.5 million. Additionally, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 10:    NEGATIVE WORKING CAPITAL

As of period end, the Company carried a working capital deficit of Ps. 127,614, which treatment is being considered by the Board of Directors and the respective Management.

NOTE 11:    HEDGE OPERATIONS

As of September 30, 2009 open operations are the following ones:

Forwards contracts	Amount (USD)		Maturity	Accumulated loss
Open operations
Purchase		4,500,000	12.31.09	(931)
Purchase		4,500,000	12.31.09	(870)

Total	(*)	9,000,000		(1,801)

As of September 30, 2009 the accumulated losses related to open operations amount to Ps.1,801 which are included in Financial gain (loss) generated by liabilities and Retained earnings for amounts of Ps.1,558 and Ps.243, respectively.

(*)	Suscribed with Cresud S.A.I.C.F y A. (Note 5)

NOTE 12:    DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period		Balances at the end of period
Cash and banks	(109)		19	(90)
Accounts receivable, net	2,778		2,548	5,326
Other receivables and prepaid expenses, net	(1,598)		1,157	(441)
Inventory	(2,804)		99	(2,705)
Fixed assets, net	(8,553)		(9,776)	(18,329)
Other investments, net	(34,306)		(553)	(34,859)
Short-term and long-term debt	(1,516)		66	(1,450)
Customer advances	18,472		9,028	27,500
Salaries and social security payable	1,381		512	1,893
Other liabilities	(292)		317	25
Provisions	932		1,123	2,055
Tax loss carryforwards	5,652		(4,910)	742

Total net deferred tax liabilities	(19,963)	(1)	(370)	(20,333)

(1)	Includes Ps. 8,093 incorporated by merger. See Note 8.l)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

The detail of income tax accumulated losses not expired that have not yet been used as of period - end amount to Ps. 2,120 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	955	06.30.2013

	2,120

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income (loss) before taxes:

Items	09.30.09		09.30.08
Net income (loss) for the period (before income tax)		28,797	(15,621)
Current income tax rate		35%	35%

Income (loss) for the period at the tax rate		10,079	(5,467)
Permanent differences at the tax rate:
-Restatement into constant currency (2)		2,766	1,377
-Amortization of intangible assets		1	2
-Amortization of higher values		121	—
-Difference between tax return and provision		(1,379)	—
-Donations		—	4
-Non-deductible expenses		41	193
-Results on equity investees		(1,291)	11,289
-Others		—	(4)

Total income tax charge for the period	(1)	10,338	7,394

(1)	Includes Ps. 7,723 related to deferred tax and Ps. 2,615 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2009 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 108,025, approximately, which should be charged to results of previous years for Ps. 80,998 (loss) and to results of the period for Ps. 27,027 (loss).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

(ii)	a decrease in assets for equity investments of Ps. 2,142, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 31,318 (loss) and to results of the period for Ps. 29,176 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	8,721	1,073
2009	7,524	252
2010	7,524	252
2011	7,524	252
2012	7,524	252
2013	7,524	61
2013 and higher	61,684	—

	108,025	2,142

NOTE 13:    RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:    COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of September 30, 2009 the Company’s contributions paid during the period amount to Ps. 1,340.

NOTE 15:    FINANCIAL AND CAPITAL MARKET SITUATION

During the last months of fiscal year 2008, the financial markets of the main countries in the world have been affected by volatility, illiquidity and lack of credit, hence resulting in a significant drop in the stock exchange indexes of the international stock exchange markets and a world economic deceleration started to be surface.

As major world economies have intervened by injecting liquidity to the markets, interest rates decreased favoring the recovery of stock exchange indexes and debt over year 2009. As to the real economy at world level, the tax impact thereon of those measures taken from government is yet to be consolidated.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

As regards Argentina, stock exchange indexes during year 2008 showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates. During year 2009, they significantly recovered their value, especially those securities issued by the National Government, with the subsequent impact on the valuation of financial assets at market value held by the Company.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company aiming at adopting in real time those required actions to cushion the effects of this juncture to protect the Company’s shareholders’ equity.

NOTE 16:    COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 17:	SIGNIFICANT OPERATIONS MADE BY MENDOZA PLAZA SHOPPING S.A. AND EMPALME S.A.I.C.F.A. Y G. PRIOR TO THE MERGER INTO SHOPPING ALTO PALERMO S.A.

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b) to the unaudited consolidated financial statements) executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

–	The term required to fully repay the unpaid loan amount, or
–	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. SUCURSAL ARGENTINA. Likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

•

The extension agreed was formalized effective January 1st, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of September 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,162 (Note 3.j).

b)	Contributed leasehold improvements- Other liabilities

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b) to the unaudited consolidated financial statements), recognizing the related gain over 15 years, the term of the contract. At period-end the amount of Ps. 74 was pending of accrual.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At period-end the amount of Ps. 9,903 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

NOTE 18:    SUBSEQUENT EVENTS

a)	Meeting of Shareholders

The Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2009, has decided to approve the following:

1. The management of the Board of Directors for the year in question.

2. The management of the Audit Committee for the year in question.

3. Absorbing the result for the year ended June 30, 2009, through the reserve to free availability account and the distribution of a dividend exclusively in cash for up to the amount of Ps. 56,000, empowering the Board of Directors to make it available within 30 days after holding the Shareholders’ Meeting.

4. Paying directors’ fees for Ps. 1,395 for the year ended June 30, 2009.

5. Absorbing Ps. 501 paid for Tax on personal assets of Shareholders.

6. Establishing the number and election of directors and alternate directors due to expiration of their terms.

7. Extending the amount of the current Global Issuance Program of Notes for up to a further USD 200,000 (the “Program). Delegating on the Board of Directors and authorizations.

8. Creating the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of USD 50,000 (or equivalent amount in other currencies) (the “Program”), Delegating on to the Board of Directors the broadest powers so that, within the maximum amount established by the Shareholders’ Meeting,

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina establishes the remaining conditions of the Program and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Program. Considering the request for registration by the Company with the Special Registry of VCP Issuers.

9. Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

10. Adjourning the Meeting to November 27, 2009, to consider the approval of all documentation related to the merger with Shopping Alto Palermo S.A.

b)	Global Issuance Program of Notes. Issuance of Class III and Class IV by APSA

Under the Global Issuance Program of Notes for a face value of up to USD 200 million, on November 10, 2009, the placement of the Second Series of Notes for Ps. 80.8 million was concluded. Such Notes will be issued on November 13, 2009, in two classes:

Class III for Ps. 55.8 million, falling due 18 months after the issuance date, accruing interest at Private Badla rate plus a 3% margin, payable quarterly when due. Class III Notes are payable in one single installment 18 months after issuance.

Class IV for a face value of USD 6.6 million equivalent to Ps. 25 million, falling due 18 months after issuance date and accruing interest at a fixed rate of 6.75% on the US dollar denominated principal, which will be payable on a quarterly basis when due. Class IV Notes are payable in one single installment 18 months after issuance.

c)	Purchase of Conil S.A.’s shares:

On October 21, 2009, a share purchase agreement was executed by which Alto Palermo S.A. (APSA) and Fibesa S.A. acquired 45% and 5% of Conil S.A.’s shares, respectively. The agreed-upon prices stood at USD 287,229, out of which, as of the execution date of such agreement USD 137,229 has been paid, and the remainder, that is to say, USD 150,000 will be paid in six months.

As a result of the previously mentioned agreement, Alto Palermo S.A. (APSA) becomes the owner of 95% of the company’s shares, while Fibesa becomes the owner of the remaining 5%.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period beginning on July 1, 2009 and ended September 30, 2009 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule A

Items	Value as of beginning of year	Increases		Decreases	Transfers	Value as of end of the period/year	Depreciation							Net carrying value as of 09.30.09	Net carrying value as of 06.30.09
							Accumulated as of beginning of year	Rate %	Increases		Decreases	For the period/year	Accumulated as of end of the period/ year
												Amount (1)
Properties:
Shopping centers:
- Abasto	255,525		25	—	—	255,550	88,762	(*)		—	—	2,776	91,538	164,012	166,763
- Alto Avellaneda	195,337		—	(23)	108	195,422	111,432	(*)		—	—	3,225	114,657	80,765	83,905
- Paseo Alcorta	130,709		697	—	—	131,406	56,706	(*)		—	—	1,298	58,004	73,402	74,003
- Patio Bullrich	168,302		43	—	22	168,367	72,436	(*)		—	—	1,980	74,416	93,951	95,866
- Alto Noa (Note 7)	43,464		43	—	—	43,507	20,417	(*)		—	—	507	20,924	22,583	23,047
- Alto Rosario	92,117		—	—	—	92,117	11,273	(*)		—	—	646	11,919	80,198	80,844
- Alto Palermo Shopping	—		326,850	—	—	326,850	—	(*)		170,274	—	5,439	175,713	151,137	—
- Mendoza Plaza Shopping	—		133,361	(17,333)	9,349	125,377	—	(*)		40,419	236	1,174	41,829	83,548	—
- Cordoba Shopping – Villa Cabrera	—		67,767	—	25,491	93,258	—	(*)		22,570	4,168	703	27,441	65,817	—
Other properties	20,795		—	—	—	20,795	1,882	(*)		—	—	155	2,037	18,758	18,913
Leasehold improvements	8,023		—	—	—	8,023	5,060	(*)		—	—	353	5,413	2,610	2,963
Facilities	17,987		21,482	(23)	70	39,516	6,197	10		16,622	—	873	23,692	15,824	11,790
Furniture, fixtures and equipment	16,735		6,616	(53)	5	23,303	9,868	10		3,970	—	546	14,384	8,919	6,867
Vehicles	206		85	—	—	291	206	33		59	—	2	267	24	—
Computer equipment	15,997		3,438	—	—	19,435	14,686	33		3,297	—	218	18,201	1,234	1,311
Software	8,376		287	—	—	8,663	6,694	20		204	—	203	7,101	1,562	1,682
Suppliers advances (2)	26,140		612	—	(129)	26,623	—	—		—	—	—	—	26,623	26,140
Work in progress:
- Rosario	45		—	—	—	45	—	—		—	—	—	—	45	45
- Patio Bullrich	1,037		273	—	—	1,310	—	—		—	—	—	—	1,310	1,037
- Alcorta	17		18	—	—	35	—	—		—	—	—	—	35	17
- Abasto	355		—	—	4	359	—	—		—	—	—	—	359	355
- Avellaneda	719		—	—	(85)	634	—	—		—	—	—	—	634	719
- Alto Noa	34		25	—	—	59	—	—		—	—	—	—	59	34
- Office property	5		89	—	—	94	—	—		—	—	—	—	94	5
- Alto Palermo Shopping	—		118	—	—	118	—	—		—	—	—	—	118	—
- Mendoza Plaza Shopping	—		576	(122)	(15)	439	—	—		—	—	—	—	439	—
- Cordoba Shopping – Villa Cabrera	—		2,332	—	—	2,332	—	—		—	—	—	—	2,332	—

Total as of 09.30.09	1,001,925	(3)	564,737	(17,554)	34,820	1,583,928	405,619	—	(4)	257,415	4,404	(1) 20,098	687,536	896,392	—

Total as of 06.30.09	978,344		23,863	(282)	—	1,001,925	359,696	—		—	(16)	45,939	405,619	—	596,306

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Schedule H.
(2)	Includes Ps. 25,663 for advance payment for the partial acquisition of Soleil Factory (Note 8.c)).
(3)	Includes Ps. 563,316 incorporated by merger (see Note 8.l)
(4)	Includes Ps. 257,414 incorporated by merger (see Note 8.l)

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period beginning on July 1, 2009 and ended September 30, 2009 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule B

	Original values		Amortizations				Net as of 09.30.09	Net as of 06.30.09
	Value as of beginning of year	Value as of end of the period/year	Accumulated as of beginning of year	Rate %	For the period	Accumulated as of end of the period/year
					Amount (1)
Trademarks	495	495	472	10	7	479	16	23
Pre-operating expenses expenses:
- Rosario	4,332	4,332	4,332	33.33	—	4,332	—	—

Total as of 09.30.09	4,827	4,827	4,804	—	7	4,811	16	—

Total as of 06.30.09	4,827	4,827	4,764	—	40	4,804	—	23

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2009	Value recorded as of 06.30.2009	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A.- Goodwill (2)	—	—	—	(3,933)				—	—	—	—
Mendoza Plaza Shopping S.A.-Higher investment value (2)			—	5,568

Tarshop S.A. – Equity value	1	26,906,996	(4,418)	(6,194)	Credit card	Suipacha 664 –7º Floor – C.A.B.A.	09.30.09
Tarshop S.A. – Irrevocable contributions			105,000	105,000
Tarshop S.A. – Goodwill			6,743	6,897				28,796	1,801	102,022	93.439%
Tarshop S.A. – Higher Investment value			705	715

Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	20,583	19,686	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.
Emprendimiento Recoleta S.A. – Goodwill			(318)	(336)			09.30.09	25,054	1,671	38,341	53.68%

Shopping Neuquén S.A.—Equity Value.		6,256,289	5,296	5,424	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	09.30.09	6,375	(130)	7,130	98.144%
Shopping Neuquén S.A.—Higher investment value	1		6,442	6,442
Shopping Neuquén S.A.—Irrevocable contributions			1,730	1,730

Shopping Alto Palermo S.A.– Equity Value.(2) (3)	1	—	—	231,597	Real estate Investments and developments	Moreno 877 - 22º Floor - C.A.B.A.	—	—	—	—	—

Fibesa S.A.—Equity Value.	0.00000001	990,900	9,034	5,746	Agent	Moreno 877 - 23º Floor - C.A.B.A.	09.30.09	2,323	920	9,034	100%
Fibesa S.A. – Goodwill			1,882	2,395

Empalme S.A.I.C.F.A. y G. – Goodwill (2)	—	—	—	(8,630)		Martín - Córdoba	—	—	—	—	—
Empalme S.A.I.C.F.A. y G. – Higher investment value (2)			—	14,103

Panamerican Mall S.A. – Equity Value	1	282,511,429	417,346	224,054	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.	09.30.09	472,508	1,425	545,252	80%
Panamerican Mall S.A. – Irrevocable contributions			18,855	192,152	developments
Panamerican Mall S.A. – Higher investment value (1)			108,923	108,374

Conil S.A. – Equity Value	1	6,000	299	302	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	09.30.09	12	(6)	599	50%

Comercializadora Los Altos S.A.(4)	1	—	—	8,235	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.	—	—	—	—	—

Total		—	698,102	919,327

(1)	As of September 30, 2009 and June 30, 2009 includes Ps. 96,941 and Ps. 96,391 corresponding to financial costs, respectively.
(2)	As from January 1st, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A. (Note 8.b) to the Unaudited Consolidated Financial Statements)
(3)	As from July 1st, 2009 Shopping Alto Palermo S.A. merged into Alto Palermo S.A. (Note 8.l))
(4)	As from July 1st, 2009 Comercializadora Los Altos S.A. merged into Fibesa S.A. (Note 8.n))

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of September 30, 2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule D

Items	Value as of 09.30.09	Value as of 06.30.09
Current
Mutual funds in foreign currency (1) (Schedule G)	4,006	3,954
Mutual funds in local currency (*)	2,357	—
Mortgage bonds issued by Banco Hipotecario (Note 5)	537	—
Time deposit in local currency (*)	—	3,751
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987

Total current	6,900	21,800

Non-Current
Undeveloped parcels of land:
- Beruti plot of land (5)	52,794	52,715
- Caballito plot of land (3)	36,741	36,741
- Patio Olmos (6)	32,949	32,949
- Torres Rosario plot of land	15,984	15,577
- Air Space Coto (4)	13,188	13,188
Advances for purchase of shares (2) (Schedule G)	2,282	2,254
Other real estate	1,977	1,977
Other investments	56	56

Total non-current	155,971	155,457

Total	162,871	177,257

(*)	Considered cash and cash equivalents in the Unaudited Statement of Cash Flows.
(1)	As of September 30, 2009 and June 30, 2009 includes Ps. 3,683 and Ps. 3,954, respectively, considered as cash equivalents in the Unaudited Statement of Cash Flows.
(2)	See Note 8.b).
(3)	See Note 7.b).
(4)	See Note 8.i).
(5)	See Note 8.g).
(6)	See Note 8.e).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period beginning on July 1, 2009 and ended September 30, 2009 compared whith the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule E

Items	Balances as of beginning of year	Increases		Decreases		Carrying value as of 09.30.09	Carrying value as of 06.30.09
Deducted from assets:
Allowance for doubtful accounts	25,537	(1)	11,214		—	36,751	25,537
Allowance for doubtful mortgage receivable	2,208		—		—	2,208	2,208

Total as of September 30, 2009	27,745		11,214		—	38,959	—

Total as of June 30, 2009	24,468		3,794		(517)	—	27,745

Included in liabilities:
Provision for non-current contingencies	2,664	(2)	3,240	(3)	(30)	5,874	2,664

Total as of 09.30.09	2,664		3,240		(30)	5,874	—

Total as of 06.30.09	4,703		1,033		(3,072)	—	2,664

(1)	Ps. 810 corresponds to charges of the period disclosed in Schedule H and Ps. 10,404 were incorporated by merger. See Note 8.l).
(2)	Ps. 1,115 corresponds to charges of the period disclosed in Schedule H and Ps. 2,125 were incorporated by merger. See Note 8.l)
(3)	Corresponds to the usage of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule F

	09.30.09	09.30.08
Cost of leases and services
Expenses (Schedule H)	27,524	14,788

Cost of leases and services	27,524	14,788

Cost of others
Inventory as of beginning of year	11,308	3,898
Purchases of the period (2)	14	28
Incorporation by merger (1)	81	—
Expenses (Schedule H)	—	4
Inventory as of end of the period (Note 3.d)	(11,403)	(3,926)

Cost of others	—	4

(1)	See Note 17.b).
(2)	Corresponds to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September, 30 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of 09.30.09	Total as of 06.30.09
Assets
Current Assets
Cash and banks	USD	231	3.803	879	377
Cash and banks	Euros	331	5.569	1,846	1,749
Cash and banks	Pounds	0.5	6.083	3	3
Other investments, net	USD	1,053	3.803	4,006	3,954
Accounts receivable, net	USD	571	3.803	2,170	615
Accounts receivable, net	Uruguayan Pesos	129	0.178230058	23	—
Other receivables and prepaid expenses, net	USD	1,497	3.803	5,694	4,587

Total Current Assets				14,621	11,285

Non-Current Assets
Other investments, net	USD	600	3.803	2,282	2,254
Accounts receivable, net	USD	54	3.803	206	—

Total Non-Current Assets				2,488	2,254

Total Assets as of 09.30.09				17,109	—

Total Assets as of 06.30.09				—	13,539

Liabilities
Current Liabilities
Trade accounts payable	USD	569	3.843	2,185	3,447
Customers advances	USD	283	3.843	1,086	732
Short-term debt	USD	8,698	3.843	33,427	28,361

Total Current Liabilities				36,698	32,540

Non-Current Liabilities
Long-term debt	USD	162,228	3.843	623,442	615,979

Total Non-Current Liabilities				623,442	615,979

Total Liabilities as of 09.30.09				660,140	—

Total Liabilities as of 06.30.09				—	648,519

(1)	Exchange rates as of September 30, 2009 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule H

Items	Total as of 09.30.09	Costs						Expenses		Total as of 09.30.08
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	20,105	—	20,105	—	—	—	20,105	—	—	11,169
Taxes, rates, contributions and services	4,342	—	70	5,949	454	(6,403)	70	1,719	2,553	3,483
Parking	2,919	—	2,919	—	—	—	2,919	—	—	1,481
Common area maintenance expenses	2,862	—	2,862	292	—	(292)	2,862	—	—	1,547
Fees for Directors	2,809	—	—	—	—	—	—	2,809	—	2,250
Salaries, bonuses and social security contributions	1,438	—	—	12,707	1,469	(14,176)	—	1,348	90	1,718
Fees and payments for services	1,496	—	—	1,539	—	(1,539)	—	1,496	—	1,701
Charge for contingencies	1,115	—	1,115	—	—	—	1,115	—	—	(214)
Allowance for doubtful accounts	810	—	—	—	—	—	—	—	810	400
Maintenance, repairs, cleaning and security	436	—	426	9,831	17	(9,848)	426	10	—	803
Personnel expenses	242	—	—	578	74	(652)	—	242	—	197
Rental	222	—	—	936	43	(979)	—	222	—	123
Commissions	208	—	—	—	—	—	—	—	208	81
Bank charges	197	—	—	—	—	—	—	197	—	38
Insurance	133	—	—	305	6	(311)	—	133	—	51
Training and events expenses	63	—	—	—	—	—	—	—	63	45
Indemnity	52	—	—	—	—	—	—	—	52	3
Regulatory authority expenses	48	—	—	—	—	—	—	48	—	68
Damage, costs and expenses	27	—	27	—	—	—	27	—	—	—
Advertising	12	—	—	2	8,013	(8,015)	—	—	12	9
Freight and transportation	8	—	—	127	33	(160)	—	8	—	6
Stationery	7	—	—	290	20	(310)	—	7	—	18
Other services	—	—	—	159	—	(159)	—	—	—	—
Expenses of training and managerial development	—	—	—	—	—	—	—	—	—	—
Others	58	—	—	201	(3)	(198)	—	34	24	22
Expenses recovery	—	—	—	(32,916)	(10,126)	43,042	—	—	—	—

Total as of 09.30.09	39,609	—	27,524	—	—	—	27,524	8,273	3,812	—

Total as of 09.30.08	—	4	14,788	—	—	—	14,792	7,895	2,312	24,999

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of September 30 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule I

	09.30.09							06.30.09
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short- term and long- term debt (2)	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short- term and long- term debt	Other liabilities (4)
No fixed term	—	100	3,080	—	1,659	91	26,219	—	100	2,329	—	—	91	22,639

Past due	—	21,575	5,371	9,939	480	—	—	—	11,049	—	10,085	1,708	—	—

To mature
In three months	6,900	87,383	47,427	34,204	23,336	62,664	50,759	21,800	73,355	56,086	35,507	14,239	150,249	37,539
Between three and six months	—	17,355	2,206	2,148	13,671	69,154	18,805	—	14,085	2,956	—	8,406	10,748	13,865
Between six and nine months	—	10,963	2,620	156	12,817	19,688	9,902	—	4,650	708	—	8,406	35,295	9,458
Between nine and twelve months	—	5,554	2,140	152	12,342	(192)	5,056	—	3,058	706	—	8,406	(208)	5,600

Between one and two years	—	875	252	40	13,595	39,186	2,348	—	694	8,685	—	18,277	39,158	2,009
Between two and three years	—	105	172	45	8,313	39,268	2,547	—	118	90	—	7,541	39,257	2,473
Between three and four years	—	47	89	35	22,972	(483)	19,856	—	46	18	—	2,424	(484)	4,558
In greater than four years	—	55	238	—	20,150	621,630	23,369	—	68	4,755	—	6,213	614,045	22,063

Total to mature	6,900	122,337	55,144	36,780	127,196	850,915	132,642	21,800	96,074	74,004	35,507	73,912	888,060	97,565

Total with fixed term	6,900	143,912	60,515	46,719	127,676	850,915	132,642	21,800	107,123	74,004	45,592	75,620	888,060	97,565

Total	6,900	144,012	63,595	46,719	129,335	851,006	158,861	21,800	107,223	76,333	45,592	75,620	888,151	120,204

(1)	Does not accrue interest, except for Ps.710 that accrue interest at a variable market rate.
(2)	Includes Ps.759,050 that accrue interest at a fixed rate and Ps.74,356 that accrue interest at a variable market rate.
(3)	Includes Ps.29,273 that accrue interest at a variable rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps.3,385 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps.4,006 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps.17,356 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period

Buenos Aires, November 11, 2009 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business mainly engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the three-month period ended September 30, 2009.

For the three-month period ended September 30, 2009, the Company’s net result recorded an income of Ps.18.5 million, compared to a loss of Ps.23.0 million in the same period of the previous year. This result is mainly explained by a Ps.16.9 million income in the Shopping Center segment and an income of Ps.1.6 million in the Consumer Financing Segment.

Total revenues as of September 30, 2009, amounted to Ps.157.0 million, i.e., 9.1% higher than the total revenues recorded in the same period of the previous year. The Shopping Center segment posted an increase of 19.4% in net revenues, whereas the Consumer Financing segment recorded a 11.4% decrease under the same line.

Gross profit for the period showed a 15.5% increase, from Ps.79.9 million to Ps.92.3 million during the three-month periods ended September 30, 2008 and 2009, respectively. This result is explained by a 9.8% increase in gross profit from the Shopping Center segment, along with a 55.8% increase in gross profit form the Consumer Financing segment.

The consolidated operating result for the three-month period ended September 30, 2009 recorded an income of Ps.64.9 million compared to loss of Ps.20.9 million in the same period of the previous fiscal year. The Shopping Center segment contributed to the operating result with an income of Ps.58.8 million, 9.8% higher than the same period of the previous year, whereas the Consumer Financing segment recorded an income of Ps.5.3 million compared to a loss of Ps.75.0 million in the same period of the previous year. EBITDA1 for the three-month period totaled Ps.94.2 million compared to Ps. 0.1 million for the same period of the previous fiscal year. This significant variation is the result of the recovery of the EBITDA in the Consumer Financing Segment, which recorded a profit of Ps. 7.9 million for the three-month period ended September 30, 2009 compared to a Ps. 73.5 million loss for the same period of the previous fiscal year.

1	EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina

Macroeconomic Context

According to most recently released official data available at the date of issuance of this report and concerning the month of August 2009, the Economic Activity Monthly Estimator (EMAE) showed a 14.7% growth compared to the values recorded in January 2009, which would imply a recovery in the economic activity similar to the one registered last year.

As regards macroeconomic indicators, though the country’s fiscal surplus has deteriorated, with the Primary Result dropping by 2.23% in the first nine months of 2009 compared to the same period of the previous fiscal year, Argentina’s external accounts have performed favorably as the current account yielded a US$ 5,866 million surplus in the first half of calendar year 2009 which was 134% higher than the figure posted a year earlier. Therefore, the Argentine Central Bank maintains a solid position in terms of reserves and as of September 30, 2009 it had succeeded in accumulating US$ 45,348 million. On top of the stabilization perceived in global financial conditions, the above circumstances have helped to improve liquidity conditions in the local market and access to credit by companies.

As concerns the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish) prepared by the Argentine Institute of Statistics and Censuses (INDEC), construction activities have dropped by 3.9% in the period July-September 2009 compared to the same period of the previous fiscal year, whereas in calendar year 2008 such indicator has grown by 5.9%. As regards retail sales, sales in supermarkets and shopping centers have grown by 10.4% and by 7.8% respectively in the third quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar year 2008 these sales grew by 27.8% and by 17.2%.

During the three-month period ended on September 30, 2009 our tenants’ sales amounted to Ps. 1,231.5 million. In nominal terms, this amount points to a 19.98% increase compared to the same period of the previous fiscal year and including in the consideration the volume of operations contributed by Dot Baires. And without including Dot Baires in the consideration, our tenants’ sales, as accumulated for the first quarter of fiscal year 2010, rose by 4.5% compared to the same period of the previous fiscal year. This increase reflects the influence of the operating volumes registered in July, which were adversely affected by the Influenza “A” outbreak. By September, sales in shopping centers showed a recovery compared to the same month of the previous year, as they rose by 13.5% without including Dot Baires Shopping in the consideration.

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 97.9%.

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina

DOT BAIRES SHOPPING. Dot Baires Shopping is the largest shopping center in the City of Buenos Aires in terms of square meters. It was opened in May 2009 and it is located in the Saavedra neighborhood at the spot where Av. General Paz meets the Panamerican Highway. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. The period ended on September 30, 2009 marks the first full quarter of business activities in the shopping center.

On November 5, 2009, Dot Baires Shopping was rewarded by the International Council of Shopping Centers (ICSC) as the Best Shopping Center in Latin America under the category Development and Design 2009.

Developments

Caballito lot, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal year 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than 4,053.5 of own square meters to be built. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by our subsidiary Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of September 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2 “G” comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2 “H” comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of September 30, 2009 is 78% in Parcel 2 “G” and 10% in Parcel 2 “H”, and they are estimated to be completed in July 2010 and December 2011, respectively.

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina

Consumer Financing – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context, Alto Palermo S.A. faced the need to review economic prospects in general and to revise Tarshop’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop with a suitable capital base taking into account the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to take part in a capital increase for up to Ps.60 million, and increased its equity stake in the company from 80% to 93.4%.

Some of the commercial actions implemented during fiscal year 2009 include:

(i)	Streamlining of the operating structure to gear with the new business context.
(ii)	Revision of cash lending plans and financing of purchases at retail stores.
(iii)	Changes in the Loan Origination Policies.
(iv)	Strengthening of Collection Management scheme.
(v)	Analysis and implementation of new funding tools.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for an amount of Ps. 105 million, subsequently accepted as an irrevocable contribution. This action was taken for the purpose of strengthening its equity position and improving its financial position, discharging operating expenses and repositioning Tarshop S.A. in the market, given the complex situation prevailing in the financial trust market, its main historical funding source. The capitalization of such irrevocable contribution was decided at Tarshop S.A.’s General Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the equity stake in such company amounts to 98.59%.

Thanks to the increased stringency in the origination requirements and the measures now in place to control portfolio delinquency, the loan portfolio including securitized coupons as of September 30, 2009 amounted to Ps. 596.0 million, 34.0% less than the Ps. 903.2 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 4.21% of the portfolio which shows an improvement since December 2008 in the performance measured by this indicator.

The following chart illustrates the changes in the monthly volume of loan origination:

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

Therefore, net revenues went down an 11.4% from Ps. 48.8 million for the three-month period ended September 30, 2008, to Ps. 43.2 million for the same period of the current fiscal year. Gross profit stood at Ps. 15.3 million and the operating result recorded an income of Ps. 5.3 million, which reflects an improvement when compared to the Ps. 75.0 million loss obtained in the three-month period ended on September 30, 2008. Net income for the three-month period ended on September 30, 2009 finally recorded an income of Ps. 1.6 million, reverting the trend of the last quarters. This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a

ALTO PALERMO S.A. (APSA)

Free translation from the original prepared in spanish for publication in Argentina decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

Financial Debt

As of September 30, 2009, the composition of the Company’s financial debt was as follows:

Debt in US Dollars

Kind of Debt	Outstanding Amount (1)	Rate	Maturity
Convertible Notes	47.2	10%	July 2014
Series I Notes (2)	120.0	7.875%	May 2017

(1)	Expressed in million of dollars. It does not include interest accrued as of September 30, 2009.
(2)	Without considering the Series I Notes purchased, totaling US$50.0 million in principal amount as of September 30, 2009.

Debt in Pesos

Type of Debt (1)	Outstanding Amount (2)	Rate	Maturity
Series II Notes (3)	132.0	11%	June 2012
Short-term debt (4)	74.5	Float	Less than 180 days

(1)	It does not include Tarjeta Shopping’s debt towards Banks for Ps. 24.3 (in millions of Pesos).
(2)	Expressed in millions of Pesos. It does not include interest accrued as of September 30, 2009. As of September 30, 2009, APSA has repurchased a principal amount of US$ 5.0 million.
(3)	As of September 30, 2009, APSA has repurchased a principal amount of US$ 4.8 million.
(4)	It excludes interest.

As concerns Series I and II Notes, the respective issuances constitute Series No. 1 and No. 2 under the Global Issuance Program of Notes for a principal amount of up to US$ 200 million authorized by the Argentine Securities Commission (CNV) by Resolution No. 15,614 dated April 19, 2007.

Recent Events

Approval of dividend distribution. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps.56.0 million.

Increase of Global Issuance Program of Notes. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved to increase the amount of the Global Issuance Program of Notes for up to an additional amount of US$ 200,000,000.

Creation of Global Program of Short-term Debt Securities. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a global program for the issuance of short-term debt securities (“VCP” as per the initials in Spanish) in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,000,000.

ALTO PALERMO S.A. (APSA)

Brief comment on prospects for the next quarter

Our business performance has remained solid in the midst of a more adverse juncture compared to the previous year, thanks to the quality of our assets, which has translated into high occupancy levels and cash flow generation capacity.

Our shopping centers maintain very high occupancy levels and adhesion by tenants. The rhythm of sales in our shopping centers recovered toward the closing of the quarter after the deceleration experienced in July as a consequence of the H1N1 influenza outbreak. Tenants adhere to our new proposals, as shown by Dot Baires’ full occupancy levels. We will continue to work to improve commercial proposals in our portfolio, seeking to maintain high occupancy levels and traffic in our shopping centers and sustain sales growth rates, and working with the goal of enhancing our portfolio. In this sense, we will continue to make progress in the proceedings for obtaining authorization for the construction of a Shopping Center in Caballito, and we expect to conclude the acquisition of Shopping Soleil during this fiscal year.

As concerns the Consumer Financing business, the first quarter of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. We will continue to work with the aim of improving the operating and financial performance of this segment.

2.	Consolidated Shareholders’ equity structure as compared with the three previous years.

	09.30.09	09.30.08	09.30.07	09.30.06
Current assets	493,080	531,106	713,865	241,596
Non-current assets	1,896,997	1,698,935	1,437,527	1,141,662

Total	2,390,077	2,230,041	2,151,392	1,383,258

Current liabilities	589,486	506,354	428,714	299,398
Non-current liabilities	887,919	810,251	804,527	225,945

Subtotal	1,477,405	1,316,605	1,233,241	525,343

Minority interest	128,355	88,294	73,105	31,733
Shareholders’ equity	784,317	825,142	845,046	826,182

Total	2,390,077	2,230,041	2,151,392	1,383,258

3.	Consolidated income structure as compared with the same period of the three previous years.

	09.30.09	09.30.08	09.30.07	09.30.06
Operating income	64,904	(20,873)	47,200	44,053
Net loss on equity investments	—	—	(14)	(294)
Amortization of goodwill	(408)	(278)	(1,012)	(1,171)
Financial results, net	(27,735)	(12,586)	(7,776)	(4,043)
Other (expense) income, net	(1,679)	383	375	(1,603)
Income tax	(15,541)	(419)	(15,958)	(15,284)
Minority interest	(1,082)	10,758	(1,676)	(2,327)

Net (loss) income	18,459	(23,015)	21,139	19,331

ALTO PALERMO S.A. (APSA)

4.	Statistical data as compared with the three previous years.

Not applicable.

5.	Key ratios as compared with the three previous years.

	09.30.09	09.30.08	09.30.07	09.30.06
Liquidity
Current assets	493,080	531,106	713,865	241,596

Current liabilities	589,486	506,354	428,714	299,398

Ratio	0.84	1.05	1.67	0.81

Indebtedness
Total liabilities	1,477,405	1,316,605	1,233,241	525,343

Shareholders’ equity	784,317	825,142	845,046	826,182

Ratio	1.88	1.60	1.46	0.64

Solvency
Shareholders’ equity	784,317	825,142	845,046	826,182

Total liabilities	1,477,405	1,316,605	1,233,241	525,343

Ratio	0.53	0.63	0.69	1.57

Non-Current Assets to total Assets
Non-current assets	1,896,997	1,698,935	1,437,527	1,141,662

Total assets	2,390,077	2,230,041	2,151,392	1,383,258

Ratio	0.79	0.76	0.67	0.83

Profitability
Net (loss) income for the year	18,459	(23,015)	21,139	19,331

Average shareholders’ equity	765,858	848,156	823,907	806,846

Ratio	0.024	(0.027)	0.026	0.024

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2009

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.09 Ps.	06.30.09 Ps.	03.31.09 Ps.	12.31.08 Ps.	Total Ps.
Accounts receivable, net	13,986	4,807	894	1,888	21,575
Other receivables and prepaid expenses, net	—	5,371	—	—	5,371

b)	Past due payable:

	09.30.09 Ps.	06.30.09 Ps.	03.31.09 Ps.	12.31.08 Ps.	Total Ps.
Trade accounts payable	1,852	1,121	1,010	5,956	9,939
Customer advances	—	150	(95)	425	480

c)	Receivables and liabilities with no fixed term:

09.30.09 Ps
Accounts receivable, net	100
Other receivables and prepaid expenses, net	3,080
Short-term and long-term debt	91
Taxes payable	20,333
Customer advances	1,659
Other liabilities	12
Provisions	5,874

ALTO PALERMO S.A. (APSA)

d)	Current receivables to mature:

	12.31.09 Ps.	03.31.10 Ps.	06.30.10 Ps.	09.30.10 Ps.	Total Ps.
Accounts receivable, net	87,383	17,355	10,963	5,554	121,255
Other receivables and prepaid expenses, net	47,427	2,206	2,620	2,140	54,393

e)	Non-current receivables to mature:

	09.30.11 Ps.	09.30.12 Ps.	09.30.13 Ps.	09.30.14 Ps.	Total Ps.
Accounts receivable, net	875	105	47	55	1,082
Other receivables and prepaid expenses, net	252	172	89	238	751

f)	Current liabilities to mature:

	12.31.09 Ps.	03.31.10 Ps.	06.30.10 Ps.	09.30.10 Ps.	Total Ps.
Trade accounts payable	34,204	2,148	156	152	36,660
Customer advances	23,336	13,671	12,817	12,342	62,166
Short-term debt	62,664	69,154	19,688	(192)	151,314
Salaries and social security payable	5,152	3,929	—	1,648	10,729
Taxes payable	38,724	14,615	9,692	3,196	66,227
Other liabilities	6,883	261	210	212	7,566

g)	Non-current liabilities to mature:

	09.30.11 Ps.	09.30.12 Ps.	09.30.13 Ps.	09.30.14 Ps.	Total Ps.
Trade accounts payable	40	45	35	—	120
Customer advances	13,595	8,313	22,972	20,150	65,030
Long-term debt	39,186	39,268	(483)	621,630	699,601
Taxes payable	1,772	2,094	2,230	14,717	20,813
Other liabilities	576	453	17,626	8,652	27,307

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	140,737
Foreign currency	(1)	2,193

Non-current
Local currency	(1)	876
Foreign currency	(1)	206

(1)	Does not accrue interest, except for Ps. 710 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	54,635
Foreign currency	(1)	5,694

Non-current
Local currency	(1)	3,266

(1)	Does not accrue interest, except for Ps. 29,273 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	44,414
Foreign currency	(1)	2,185

Non-current
Local currency	(1)	120

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	63,219
Foreign currency	(1)	1,086

Non-current
Local currency	(1)	65,030

(1)	Does not accrue interest, except for Ps. 3,385 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

e)	Short-term and long-term debt:

	Ps.
Current
Local currency	(1)	117,978
Foreign currency	(1)	33,427

Non-current
Local currency	(1)	76,159
Foreign currency	(1)	623,442

(1)	Includes Ps. 759,050 that accrue interest at a fixed rate and Ps. 74,356 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	10,729

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	66,227

Non-Current
Local currency	(1)	41,146

(1)	Does not accrue interest, except for Ps. 45,847 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	7,566

Non-current
Local currency	(1)	27,319

(1)	Does not accrue interest, except for Ps. 17,356 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	5,874

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the unaudited basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the unaudited basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the unaudited basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

ALTO PALERMO S.A. (APSA)

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto Shopping	447,684	164,012	Fire, full risk and dismissed profit
Alto Palermo S.A. Shopping	283,179	151,137	Fire, full risk and dismissed profit
Mendoza Plaza Shopping S.A.	249,507	83,548	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	226,115	73,402	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	223,091	80,765	Fire, full risk and dismissed profit
Alto Rosario Shopping	210,925	80,198	Full risk, construction and assembly
Patio Bullrich Shopping	123,594	93,951	Fire, full risk and dismissed profit
Córdoba Shopping—Villa Cabrera	119,667	65,817	Fire, full risk and dismissed profit
Alto Noa Shopping	98,576	22,583	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

ALTO PALERMO S.A. (APSA)

18.	Restrictions on distribution of profits.

See Note 13 to unaudited basic financial statements.

Autonomous City of Buenos Aires, November 11, 2009.

Alejandro G. Elsztain
Executive Vice-President acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877—22° floor—Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2009 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2009 and 2008 and the complementary notes 1 to 18 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

1

Limited Review Report (Continued)

b)	The comparative information at June 30, 2009 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,989,042, which was not claimable at that date.

Autonomous City of Buenos Aires, November 11, 2009.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 Dr. Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 19, 2009.